

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

By Facsimile and U.S. Mail

March 30, 2007

Terry W. Rathert
Senior Vice President, Chief Financial Officer and Secretary
Newfield Exploration Company
363 N. Sam Houston Pkwy E.
Suite 2020
Houston, TX 77060

> **Re:** **Newfield Exploration Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-12534**
> **Supplemental Responses dated January 16, 2007,**
> **February 2, 2007 and February 16, 2007**

Dear Mr. Rathert:

We have reviewed your Forms 10-K for the Fiscal Years Ended December 31, 2005 and 2006 as well as your supplemental responses, dated January 16, 2007, February 2, 2007 and February 16, 2007, and have the following engineering comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

February 16, 2007 Supplemental Response

1.   Please file electronically your February 16, 2007 supplemental response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Proved Reserves and Future Net Cash Flows, page 11

2.   We note your statement, "As a requirement of our credit facility, independent reserve engineers prepare separate reserve reports with respect to properties holding at least 70% of the present value of our proved reserves. At December 31,

2006, the independent reserve engineers' reports covered properties representing 83% of our proved reserves and 87% of the present value. For such properties, the reserves reported by the independent reserve engineers were within 3% of the reserves we reported." Please amend this to include:

a) Whether the third party engineers' proved reserve estimates conform to the criteria of Rule 4-10(a)(2)(3)(4) of Regulation S-X;

b) The extent to which the engineers verified the accuracy of oil and gas production data, historical cost figures for operation and development, year-end product prices and validity of proved undeveloped location spacing;

c) The range of percentage variance – with corresponding quantities - between the reserve estimates you prepared and those prepared by the third party engineering firms.

3. We note the difference between your 2005 mid-continent proved reserve estimates and those of your third party engineers. Please explain to us:

a) The reasons for these differences;

b) The reasons for the relatively lower portion of your mid-continent proved reserves that were estimated by the third party engineers;

c) Whether your internal controls over reserve estimating are centrally applied, i.e. by headquarters;

d) How you reconcile major differences between your proved reserve estimates and those of your third party engineers. Address whether you adopt the estimates of the third party engineer.

Supplementary Financial Information Supplementary Oil And Gas Disclosures — Unaudited, Page 91

4. The development costs incurred (less asset retirement costs) here are less than the line item for "Development costs incurred during the period" in the reconciliation of the standardized measure on pages 93 and 94. Please explain this difference to us and amend your document if it is appropriate.

Estimated Net Quantities of Proved Oil and Gas Reserves, page 93

5. We note that:

a) The compound annual growth rates from 2003 through 2006 for your proved undeveloped reserves and your historical production appear to be 65% and 3%, respectively;

b) From 2003 through 2006, it appears that your incurred development costs have averaged 19% of the total estimated development costs in the prior year's standardized measure;

c) Your projected 2006 development capital was $441 million, while your disclosed 2006 expenditures for development was $262 million.

The continuation of these trends could result in significant delays to the monetization of your booked PUD reserves. With a view toward possible disclosure, please tell us your strategy to ensure this monetization.

6. Your response 7a) indicates that the PUD reserves booked in prior years comprise a material portion of your proved reserves. Please tell us the procedures you have in place to ensure that your inventory of booked PUD locations is updated for development drilling activity and to ensure that all your booked PUD locations conform to current spacing and drilling rules.

7. Your response 7f) to our December 28, 2006 comments appears to indicate that your 2005 realized unit development cost is almost twice the figures in your year-end 2005 and 2006 standardized measure. Please explain to us the reasons for these differences. Address the procedures you have in place to ensure that estimated capital and operating costs for PUD properties booked in prior years are updated to year-end values

8. We note several of your Monument Butte units have proved developed reserves attributed to patterns that have not responded to water injection. In the case of fully installed secondary/tertiary projects, we have stated "…response must be seen from the full project before all the proved developed reserves estimated can be assigned. If a project is not following original forecasts, proved developed reserves can only be assigned to the extent actually supported by the current performance. An important point here is that attribution of incremental proved developed reserves from the application of improved recovery techniques requires the installation of facilities and a production increase." (You may access this at our website, http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537.) Please amend your document to include as proved developed reserves only those volumes that conform to this requirement.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director